SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 24, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 24, 2011, entitled “BNP Paribas Leasing Solutions and Syneron Medical Announce New European Financing Framework Agreement.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: February 24, 2011

BNP Paribas Leasing Solutions and Syneron Medical Announce New European Financing Framework Agreement

BRUSSELS, BELGIUM and YOKNEAM, ISRAEL--(Marketwire - February 24, 2011) - BNP Paribas Leasing Solutions and Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, are pleased to announce that the companies have signed a European framework agreement for vendor financing in the medical sector.

Following the successful implementation of vendor finance programs throughout the United States and Canada, Syneron has chosen to develop a similar program throughout Europe and has selected BNP Paribas Leasing Solutions as its key partner.

The initial European framework agreement signed by the group covers the following countries: France, Italy, Portugal, Spain, UK and Germany, with plans to expand into other countries at a future date.

The agreement will provide Syneron's customers, which include dermatologists, plastic surgeons, family practitioners and other physicians, and medical spa professionals, with better overall choices for equipment acquisition and financial products. Through BNP Paribas Leasing Solutions, financial products such as finance leases or renting contracts, which may include variable payments schedules and irregular payments streams, are just a few of the financial products that will be available to Syneron's customers.

The partnership between BNP Paribas Leasing Solutions and Syneron will allow both companies to benefit from the expected market growth for medical aesthetic devices. This market expansion is expected to be driven by an increasing number of consumers, growing demand for non-invasive procedures, continued technological innovation and focus on direct to consumer marketing.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

BNP Paribas Leasing Solutions, far more than finance...

BNP Paribas Leasing Solutions is the brand of the business line within BNP Paribas that is specialised in leasing and rental solutions for professional equipment and in real estate assets, offered either directly to businesses and professionals or through its partners -- manufacturers, publishers and their distribution channels (dealers and resellers).

With more than EUR 32.2 billion of outstandings under management and 3,600 employees located worldwide, BNP Paribas Leasing Solutions is the European leader in equipment leasing and is today the only financial institution with such a wide-ranging offer, extending from simple leasing arrangements to long term rental solutions and IT asset management contracts.

Thanks to its both global and local dimension, BNP Paribas Leasing Solutions is able to offer services and solutions that create value in 23 countries worldwide: directly in Austria, Belgium, China, France, Germany, Hungary, India (Financial Company with SREI), Italy, Luxemburg, Netherlands, Poland, Portugal, Romania, Spain, Switzerland, Turkey, United Kingdom, Ukraine ; through BNP Paribas Group entities in Algeria (El Djazaïr), Egypt (BNP Paribas Egypt), Morocco (BMCI Leasing), Tunisia (UBCI Leasing), and USA (Trinity Vendor Finance).

Press contacts:

Karine Rifai
01 41 97 21 01
karine.rifai@bnpparibas.com

Severin Guiton
01 41 97 20 02
severin.guiton@bnpparibas.com

Syneron Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com